Mail Stop 3010   April 15, 2009

Donald A Wojnowski, Jr., Chief Executive Officer
Jesup & Lamont, Inc.
2170 West State Road 434
Suite 100
Longwood, FL 32779

> **Re: Jesup & Lamont, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2009**
> **File No. 001-31292**

Dear Mr. Wojnowski, Jr.:

        We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                                            Sincerely,

                                            Tom Kluck
                                            Legal Branch Chief

cc: Stephen A. Zelnick, Esquire (*via facsimile*)